Exhibit 99.1

Sea Limited Reports Second Quarter 2021 Results

Singapore, August 17, 2021 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced its financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Highlights

▪	Group
o	Total GAAP revenue was US$2.3 billion, up 158.6% year-on-year.
o	Total gross profit was US$930.9 million, up 363.5% year-on-year.
o	Total adjusted EBITDA[1] was US$(24.1) million compared to US$7.7 million for the second quarter of 2020.

▪	Digital Entertainment
o	Bookings[2] were US$1.2 billion, up 64.8% year-on-year.
o	Adjusted EBITDA[1] was US$740.9 million, up 69.8% year-on-year.
o	Adjusted EBITDA represented 62.8% of bookings for the second quarter of 2021, compared to 60.9% for the second quarter of 2020.
o	GAAP revenue was US$1.0 billion, up 166.8% year-on-year.
o	Quarterly active users (“QAUs”) reached 725.2 million, an increase of 45.1% year-on-year.
o	Quarterly paying users grew by 84.8% year-on-year to 92.2 million, and represented 12.7% of QAUs for the second quarter compared to 10.0% for the same period in 2020.
o	Average bookings per user were US$1.6, compared to US$1.4 for the second quarter of 2020.
o	Our self-developed global hit game, Free Fire, hit over 1 billion downloads on Google Play. Free Fire also ranked third globally by average monthly active users for mobile games on Google Play in the second quarter of 2021, according to App Annie[3], and achieved a new record high of over 150 million peak daily active users in the quarter.
o	Free Fire continued to be the highest grossing mobile game in Southeast Asia, Latin America and India for the second quarter of 2021, according to App Annie[3]. Free Fire has maintained this leading position for the past eight consecutive quarters in Southeast Asia and in Latin America, and three consecutive quarters in India.
o	In the United States, Free Fire was also the highest grossing mobile battle royale game for two consecutive quarters, and was the second highest grossing mobile game on Google Play for the second quarter of 2021, according to App Annie[3].
o	In June, we launched Moonlight Blade Mobile, a massively multiplayer online role-playing game, in Taiwan, to further expand our portfolio of published titles across diverse genre of games.

o	Our esports events continued to attract significant engagement in the second quarter. In May 2021, we successfully hosted Free Fire World Series 2021 Singapore, which recorded over 5.4 million peak concurrent online viewers.

▪	E-commerce
o	GAAP revenue was US$1.2 billion, up 160.7% year-on-year.
o	GAAP revenue included US$904.6 million of GAAP marketplace revenue[4], up 190.7% year-on-year, and US$250.6 million of GAAP product revenue[5], up 90.0% year-on-year.
o	Gross orders totaled 1.4 billion, an increase of 127.4% year-on-year.
o	Gross merchandise value (“GMV”) was US$15.0 billion, an increase of 87.5% year-on-year.
o	Adjusted EBITDA[1] was US$(579.8) million compared to US$(313.7) million for the second quarter of 2020. Adjusted EBITDA loss per order decreased by 19.6% year-on-year to US$0.41, compared to US$0.51 for the second quarter of 2020.
o	In Malaysia, Shopee recorded positive quarterly adjusted EBITDA before allocation of the headquarters’ common expenses in the second quarter of 2021, making it the second market after Taiwan to pass this milestone.
o	Shopee was the most downloaded app on Google Play and the second most downloaded app across the Google Play and iOS App Stores combined for the Shopping category globally in the second quarter of 2021, according to App Annie[3]. Shopee also ranked third by the total time spent in app in the Shopping category globally, according to App Annie[3].
o	In Southeast Asia overall, and in particular in Shopee’s largest market, Indonesia, as well as in Taiwan, Shopee continued to rank first in the Shopping category by average monthly active users and total time spent in app for the second quarter of 2021, according to App Annie[3].
o	In Brazil, where Shopee was launched in late 2019, it ranked first in the Shopping category by downloads and total time spent in app, and ranked second by average monthly active users for the second quarter of 2021, according to App Annie[3].

Digital Financial Services Update

We continued to see strong growth in the adoption of SeaMoney’s offerings. Our mobile wallet total payment volume exceeded US$4.1 billion for the second quarter of 2021, an increase of close to 150% year-on-year. Moreover, quarterly paying users for our mobile wallet services increased to 32.7 million in the second quarter.

Raising Guidance

We are raising the guidance for both digital entertainment and e-commerce for the full year of 2021.

We expect bookings for digital entertainment to be between US$4.5 billion and US$4.7 billion, representing 44.4% growth from 2020 at the midpoint of the revised guidance. We also expect GAAP revenue for e-commerce to be between US$4.7 billion and US$4.9 billion, representing 121.5% growth from 2020 at the midpoint of the revised guidance.

Conversions of Convertible Notes

Since our last update as of May 10, 2021, up until July 31, 2021, there have been further conversions of more than US$423.3 million aggregate principal amount of our convertible notes outstanding. Such conversions are estimated to result in more than US$14.4 million of savings to us in future interest payments. As of July 31, more than 94% of our 2.25% convertible senior notes due 2023 (the “2023 notes”) and more than 64% of our 1.00% convertible senior notes due 2024 (the “2024 notes”), respectively, have been converted or exchanged.

As of July 31, 2021, we had 537,909,531 ordinary shares issued and outstanding, and approximately US$32.5 million, US$402.7 million and US$1.15 billion principal amount of the 2023 notes, 2024 notes and 2.375% convertible senior notes due 2025 remaining outstanding, respectively.

1 For definitions of total adjusted EBITDA and adjusted EBITDA for digital entertainment and e-commerce segments, please refer to the “Non-GAAP Financial Measures” section.

2 GAAP revenue for the digital entertainment segment plus change in digital entertainment deferred revenue. This operating metric is used as an approximation of cash spent by our users in the applicable period that is attributable to our digital entertainment segment.

3 Rankings data for App Annie is based on combined data from the Google Play and iOS App Stores, unless otherwise stated. Southeast Asia rankings are based on Indonesia, Malaysia, Philippines, Singapore, Thailand, and Vietnam. Latin America rankings are based on Argentina, Brazil, Chile, Colombia, Mexico, and Uruguay.

4 GAAP marketplace revenue mainly consists of transaction-based fees and advertising income and revenue generated from other value-added services.

5 GAAP product revenue mainly consists of revenue generated from direct sales.

Unaudited Summary of Financial Results

(Amounts are expressed in thousands of US dollars “$” except for per share data)

	For the Three Months ended June 30,
	2020	2021
	$	$	YOY%
Revenue
Service revenue
Digital Entertainment	383,946	1,024,267	166.8%
E-commerce and other services	364,719	999,658	174.1%
Sales of goods	133,369	256,623	92.4%
	882,034	2,280,548	158.6%

Cost of revenue
Cost of service
Digital Entertainment	(156,539)	(292,696)	87.0%
E-commerce and other services	(388,291)	(816,748)	110.3%
Cost of goods sold	(136,378)	(240,210)	76.1%
	(681,208)	(1,349,654)	98.1%
Gross profit	200,826	930,894	363.5%
Other operating income	32,609	72,007	120.8%
Sales and marketing expenses	(386,349)	(921,362)	138.5%
General and administrative expenses	(144,547)	(242,992)	68.1%
Research and development expenses	(75,347)	(172,563)	129.0%
Total operating expenses	(573,634)	(1,264,910)	120.5%
Operating loss	(372,808)	(334,016)	(10.4)%
Non-operating income (loss), net	7,612	(25,061)	(429.2)%
Income tax expense	(27,821)	(75,191)	170.3%
Share of results of equity investees	(518)	599	(215.6)%
Net loss	(393,535)	(433,669)	10.2%
Net loss excluding share-based compensation (1)	(317,665)	(321,184)	1.1%

Basic and diluted loss per share based on net loss excluding share-based compensation attributable to Sea Limited’s ordinary shareholders (1)	(0.68)	(0.61)	(10.3)%

Change in deferred revenue of Digital Entertainment	332,264	155,863	(53.1)%

Adjusted EBITDA for Digital Entertainment (1)	436,235	740,944	69.8%
Adjusted EBITDA for E-commerce (1)	(313,728)	(579,774)	84.8%
Adjusted EBITDA for Digital Financial Services (1)	(97,497)	(154,986)	59.0%
Adjusted EBITDA for Other Services (1)	(10,769)	(23,275)	116.1%
Unallocated expenses (2)	(6,503)	(7,020)	8.0%
Total adjusted EBITDA (1)	7,738	(24,111)	(411.6)%

(1) For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures.”

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the Chief Operating Decision Maker (“CODM”) as part of segment performance.

Three Months Ended June 30, 2021 Compared to Three Months Ended June 30, 2020

Revenue

Our total GAAP revenue increased by 158.6% to US$2.3 billion in the second quarter of 2021 from US$882.0 million in the second quarter of 2020. The increase was mainly driven by the growth in each of the segments detailed as follows:

•	Digital Entertainment: GAAP revenue increased by 166.8% to US$1.0 billion in the second quarter of 2021 from US$383.9 million in the second quarter of 2020. This increase was primarily due to the increase in our active user base as well as the deepened paying user penetration, and in particular, the continued success of our self-developed game Free Fire.

•	E-commerce and other services: GAAP revenue increased by 174.1% to US$999.7 million in the second quarter of 2021 from US$364.7 million in the second quarter of 2020. This increase was primarily driven by the growth in the scale of our e-commerce marketplace, and increase in each of its revenue streams, including transaction-based fees, value-added services, and advertising, as we continue to better support our users’ needs with new features and programs.

•	Sales of goods: GAAP revenue increased by 92.4% to US$256.6 million in the second quarter of 2021 from US$133.4 million in the second quarter of 2020, primarily due to the increase in our product offerings.

Cost of Revenue

Our total cost of revenue increased by 98.1% to US$1.3 billion in the second quarter of 2021 from US$681.2 million in the second quarter of 2020.

•	Digital Entertainment: Cost of revenue increased by 87.0% to US$292.7 million in the second quarter of 2021 from US$156.5 million in the second quarter of 2020. The increase was largely in line with the increase in our digital entertainment revenue. Improvement in gross profit margins was largely due to higher revenue contribution from our self-developed game.

•	E-commerce and other services: Cost of revenue for our e-commerce and other services segment combined increased by 110.3% to US$816.7 million in the second quarter of 2021 from US$388.3 million in the second quarter of 2020. The increase was primarily due to higher costs of the logistics and other value-added services that we provide to our users, and other costs incurred, in each case driven by the growth of our e-commerce marketplace. Improvement in gross profit margins was mainly due to improvement in our marketplace take-rate and our cost efficiency as we continue to enhance our service offerings.

•	Cost of goods sold: Cost of goods sold increased by 76.1% to US$240.2 million in the second quarter of 2021 from US$136.4 million in the second quarter of 2020. The increase was largely in line with the increase in our revenue from sales of goods.

Other Operating Income

Our other operating income increased by 120.8% to US$72.0 million in the second quarter of 2021 from US$32.6 million in the second quarter of 2020. The increase was mainly attributable to the rebates from e-commerce related logistics services providers.

Sales and Marketing Expenses

Our total sales and marketing expenses increased by 138.5% to US$921.4 million in the second quarter of 2021 from US$386.3 million in the second quarter of 2020. The table below sets forth breakdown of the sales and marketing expenses of our major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended June 30,
	2020	2021	YOY%
Sales and Marketing Expenses	$	$
Digital Entertainment	31,516	82,038	160.3%
E-commerce	268,408	649,196	141.9%
Digital Financial Services	82,409	166,270	101.8%

•	Digital Entertainment: Sales and marketing expenses increased by 160.3% to US$82.0 million in the second quarter of 2021 from US$31.5 million in the second quarter of 2020. The increase was primarily due to higher online marketing costs and esports event expenses as we continue to deepen the engagement with our gamers’ community.
•	E-commerce: Sales and marketing expenses increased by 141.9% to US$649.2 million in the second quarter of 2021 from US$268.4 million in the second quarter of 2020. The increase was primarily attributable to the ramping up of marketing incentives and online marketing efforts, especially during the holiday seasons, as we continue investing in capturing market opportunities in full.
•	Digital Financial Services: Sales and marketing expenses increased by 101.8% to US$166.3 million in the second quarter of 2021 from US$82.4 million in the second quarter of 2020. The increase was mainly due to our efforts to promote adoption of our mobile wallet services.

General and Administrative Expenses

Our general and administrative expenses increased by 68.1% to US$243.0 million in the second quarter of 2021 from US$144.5 million in the second quarter of 2020. This increase was primarily due to higher staff compensation and benefit costs from increased staff to support the business growth, office facilities and related expenses, as well as credit losses for our digital financial services business.

Research and Development Expenses

Our research and development expenses increased by 129.0% to US$172.6 million in the second quarter of 2021 from US$75.3 million in the second quarter of 2020, primarily due to the increase in research and development staff force.

Non-operating Income or Losses, Net

Non-operating income or losses mainly consist of interest income, interest expense, investment gain (loss) and foreign exchange gain (loss). We recorded a net non-operating loss of US$25.1 million in the second quarter of 2021, compared to a net non-operating income of US$7.6 million in the second quarter of 2020. Our non-operating loss in the second quarter of 2021 was primarily due to interest expenses on our outstanding convertible notes.

Income Tax Expense

We had a net income tax expense of US$75.2 million and US$27.8 million in the second quarter of 2021 and 2020, respectively. The income tax expense in the second quarter of 2021 was primarily due to corporate income tax and withholding tax expenses incurred by our digital entertainment segment.

Net Loss

As a result of the foregoing, we had net losses of US$433.7 million and US$393.5 million in the second quarter of 2021 and 2020, respectively.

Net Loss Excluding Share-based Compensation

Net loss excluding share-based compensation, was US$321.2 million and US$317.7 million in the second quarter of 2021 and 2020, respectively.

Basic and Diluted Loss Per Share Based on Net Loss Excluding Share-based Compensation Attributable to Sea Limited’s Ordinary Shareholders

Basic and diluted loss per share based on net loss excluding share-based compensation, was US$0.61 and US$0.68 in the second quarter of 2021 and 2020, respectively.

Webcast and Conference Call Information

The Company’s management will host a conference call today to review Sea’s business and financial performance.

Details of the conference call and webcast are as follows:

Date and time:	7:30 AM U.S. Eastern Time on August 17, 2021
7:30 PM Singapore / Hong Kong Time on August 17, 2021

Webcast link:	https://services.choruscall.com/links/se210817.html

Dial in numbers:	US Toll Free: 1-888-317-6003	Hong Kong: 800-963-976
	International: 1-412-317-6061	Singapore: 800-120-5863
United Kingdom: 08-082-389-063

Passcode for Participants: 7854838

A replay of the conference call will be available at the Company’s investor relations website (www.sea.com/investor/home). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / analysts: ir@sea.com

Media: media@sea.com

About Sea Limited

Sea Limited (NYSE: SE) is a leading global consumer internet company founded in Singapore in 2009. Our mission is to better the lives of consumers and small businesses with technology. We operate three core businesses across digital entertainment, e-commerce, as well as digital payments and financial services, known as Garena, Shopee, and SeaMoney, respectively. Garena is a leading global online games developer and publisher. Shopee is the largest pan-regional e-commerce platform in Southeast Asia and Taiwan. SeaMoney is a leading digital payments and financial services provider in Southeast Asia.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “could,” “will,” “expect,” “anticipate,” “aim,” “future,” “intend,” “plan,” “believe,” “estimate,” “likely to,” “potential,” “confident,” “guidance,” and similar statements. Among other things, statements that are not historical facts, including statements about Sea’s beliefs and expectations, the business, financial and market outlook, and projections from its management in this announcement, as well as Sea’s strategic and operational plans, contain forward-looking statements. Sea may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Sea’s goals and strategies; its future business development, financial condition, financial results, and results of operations; the growth in, and market size of, the digital entertainment, e-commerce and digital financial services industries in the markets where it operates, including segments within those industries; expected changes in its revenue, costs or expenditures; its ability to continue to source, develop and offer new and attractive online games and to offer other engaging digital entertainment content; the growth of its digital entertainment, e-commerce and digital financial services businesses; its expectations regarding growth in its user base, level of engagement, and monetization; its ability to continue to develop new technologies and/or upgrade its existing technologies; its expectations regarding the use of proceeds from its financing activities, including its follow-on offerings and convertible notes offerings; growth and trends of its markets and competition in its industries; government policies and regulations relating to its industries; general economic and business conditions in its markets; and the impact of widespread health developments, including the COVID-19 pandemic, and the responses thereto (such as voluntary and in some cases, mandatory quarantines as well as shut downs and other restrictions on travel and commercial, social and other activities, and the availability of effective vaccines and treatments) which could, among other things, impact the business and manufacturing activities of its ecosystem participants, disrupt the global supply chain including those of its sellers on its platforms and merchant partners, and negatively affect consumer discretionary spending. Further information regarding these and other risks is included in Sea’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Sea undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

•	“Net loss excluding share-based compensation” represents net loss before share-based compensation. This financial measure helps to identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. The use of this measure has its limitations in that it does not include all items that impact the net loss or income for the period, and share-based compensation are significant expenses.

•	“Net loss excluding share-based compensation attributable to Sea Limited’s ordinary shareholders” represents net loss attributable to Sea Limited’s ordinary shareholders before share-based compensation. This financial measure helps to identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. The use of this measure has its limitations in that it does not include all items that impact the net loss or income for the period, and share-based compensation are significant expenses.

•	“Basic and diluted loss per share based on net loss excluding share-based compensation attributable to Sea Limited’s ordinary shareholders” represents net loss excluding share-based compensation attributable to Sea Limited’s ordinary shareholders divided by the weighted average number of shares outstanding during the period.

•	“Adjusted EBITDA” for our digital entertainment segment represents operating income (loss) before share-based compensation plus (a) depreciation and amortization expenses, and (b) the net effect of changes in deferred revenue and its related cost for our digital entertainment segment. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Adjusted EBITDA” for our e-commerce segment, digital financial services segment and other services segment represents operating income (loss) before share-based compensation plus depreciation and amortization expenses. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Total adjusted EBITDA” represents the sum of adjusted EBITDA of all our segments combined, plus unallocated expenses. We believe that the total adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

These non-GAAP financial measures have limitations as analytical tools. None of the above financial measures should be considered in isolation or construed as an alternative to revenue, net loss/income, or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to Sea’s data. We compensate for these limitations by reconciling the non-GAAP financial measures to their nearest U.S. GAAP financial measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on any single financial measure.

The tables below present selected financial information of our reporting segments, the non-GAAP financial measures that are most directly comparable to GAAP financial measures, and the related reconciliations between the financial measures. Amounts are expressed in thousands of US dollars (“$”) except for number of shares & per share data.

	For the Three Months ended June 30, 2021
	Digital Entertainment	E- commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	597,713	(627,509)	(159,821)	(24,894)	(119,505)	(334,016)
Net effect of changes in deferred revenue and its related cost	135,262	-	-	-	-	135,262
Depreciation and Amortization	7,969	47,735	4,835	1,619	-	62,158
Share-based compensation	-	-	-	-	112,485	112,485
Adjusted EBITDA(3)	740,944	(579,774)	(154,986)	(23,275)	(7,020)	(24,111)

	For the Three Months ended June 30, 2020
	Digital Entertainment	E- commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	167,027	(344,842)	(99,227)	(13,393)	(82,373)	(372,808)
Net effect of changes in deferred revenue and its related cost	262,966	-	-	-	-	262,966
Depreciation and Amortization	6,242	31,114	1,730	2,624	-	41,710
Share-based compensation	-	-	-	-	75,870	75,870
Adjusted EBITDA(3)	436,235	(313,728)	(97,497)	(10,769)	(6,503)	7,738

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

(3) Intersegment sales incentives are not included in the adjusted EBITDA calculation for e-commerce, digital financial services and other services segments.

	For the Three Months ended June 30,
	2020	2021
	$	$
Net loss	(393,535)	(433,669)
Share-based compensation	75,870	112,485
Net loss excluding share-based compensation	(317,665)	(321,184)

Net profit attributable to non-controlling interests	574	227
Net loss excluding share-based compensation attributable to Sea Limited’s ordinary shareholders	(317,091)	(320,957)

Weighted average shares used in loss per share computation:
Basic and diluted	466,495,859	523,247,645

Basic and diluted loss per share based on net loss excluding share-based compensation attributable to Sea Limited’s ordinary shareholders	(0.68)	(0.61)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Amounts expressed in thousands of US dollars (“$”) except for number of shares & per share data

	For the Six Months ended June 30,
	2020	2021
	$	$
Revenue
Service revenue
Digital Entertainment	753,629	1,805,602
E-commerce and other services	631,264	1,772,040
Sales of goods	212,061	466,550

Total revenue	1,596,954	4,044,192

Cost of revenue
Cost of service
Digital Entertainment	(299,231)	(540,936)
E-commerce and other services	(673,815)	(1,491,286)
Cost of goods sold	(216,282)	(435,667)

Total cost of revenue	(1,189,328)	(2,467,889)

Gross profit	407,626	1,576,303

Operating income (expenses):
Other operating income	57,925	147,095
Sales and marketing expenses	(694,665)	(1,600,284)
General and administrative expenses	(271,480)	(491,850)
Research and development expenses	(139,933)	(313,693)

Total operating expenses	(1,048,153)	(2,258,732)

Operating loss	(640,527)	(682,429)
Interest income	15,206	14,969
Interest expense	(67,927)	(49,606)
Investment gain (loss), net	58,968	(19,770)
Changes in fair value of convertible notes	(87)	–
Foreign exchange gain	12,687	6,094

Loss before income tax and share of results of equity investees	(621,680)	(730,742)
Income tax expense	(51,058)	(126,216)
Share of results of equity investees	(1,588)	1,198

Net loss	(674,326)	(855,760)

Net profit attributable to non-controlling interests	(148)	(372)

Net loss attributable to Sea Limited’s ordinary shareholders	(674,474)	(856,132)

Loss per share:
Basic and diluted	(1.45)	(1.65)

Weighted average shares used in loss per share computation:	464,344,956	519,037,660
Basic and diluted

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of June 30,
	2020	2021
	$	$
ASSETS
Current assets
Cash and cash equivalents	6,166,880	4,645,383
Restricted cash	859,192	1,328,060
Accounts receivable, net of allowance for credit losses of $7,978 and $4,971, as of December 31, 2020 and June 30, 2021 respectively	362,999	382,662
Prepaid expenses and other assets	1,054,229	1,202,889
Loans receivable, net of allowance for credit losses of $20,872 and $58,832, as of December 31, 2020 and June 30, 2021 respectively	285,937	762,485
Inventories, net	64,219	99,477
Short-term investments	126,099	962,141
Amounts due from related parties	19,449	14,001
Total current assets	8,939,004	9,397,098

Non-current assets
Property and equipment, net	386,401	442,122
Operating lease right-of-use assets, net	234,555	388,073
Intangible assets, net	39,773	42,137
Long-term investments	190,482	286,372
Prepaid expenses and other assets	204,804	301,104
Loans receivable, net of allowance for credit losses of $19,612 and $15,058, as of December 31, 2020 and June 30, 2021 respectively	117,149	45,488
Restricted cash	27,321	29,457
Deferred tax assets	99,904	114,862
Goodwill	216,278	476,334
Total non-current assets	1,516,667	2,125,949
Total assets	10,455,671	11,523,047

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of June 30,
	2020	2021
	$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	121,637	179,551
Accrued expenses and other payables	2,033,461	2,670,816
Advances from customers	161,379	206,383
Amounts due to related parties	42,613	60,017
Operating lease liabilities	74,506	113,544
Deferred revenue	2,150,165	2,538,838
Income tax payable	52,306	114,448
Total current liabilities	4,636,067	5,883,597

Non-current liabilities
Accrued expenses and other payables	36,159	61,036
Operating lease liabilities	177,870	299,476
Deferred revenue	343,297	396,138
Convertible notes	1,840,406	1,282,496
Deferred tax liabilities	1,526	1,272
Unrecognized tax benefits	107	107
Total non-current liabilities	2,399,365	2,040,525
Total liabilities	7,035,432	7,924,122

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of June 30,
	2020	2021
	$	$
Shareholders’ equity
Class A Ordinary shares	179	190
Class B Ordinary shares	76	76
Additional paid-in capital	8,526,571	9,587,617
Accumulated other comprehensive income (loss)	4,681	(22,989)
Statutory reserves	2,363	1,766
Accumulated deficit	(5,150,958)	(6,006,493)

Total Sea Limited shareholders’ equity	3,382,912	3,560,167
Non-controlling interests	37,327	38,758
Total shareholders’ equity	3,420,239	3,598,925
Total liabilities and shareholders’ equity	10,455,671	11,523,047

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts expressed in thousands of US dollars (“$”)

	For the Six Months ended June 30,
	2020	2021
	$	$
Net cash generated from operating activities	74,446	450,726
Net cash used in investing activities	(310,812)	(1,649,827)
Net cash generated from financing activities	786,837	180,358
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	8,695	(31,750)
Net increase (decrease) in cash, cash equivalents and restricted cash	559,166	(1,050,493)
Cash, cash equivalents and restricted cash at beginning of the period	3,570,578	7,053,393

Cash, cash equivalents and restricted cash at end of the period	4,129,744	6,002,900

UNAUDITED SEGMENT INFORMATION

The Company has three reportable segments, namely digital entertainment, e-commerce and digital financial services. The Chief Operating Decision Maker (“CODM”) reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating the financial performance of each segment. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended June 30, 2021
	Digital Entertainment	E- commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	1,024,267	1,155,193	88,737	12,351	-	2,280,548
Operating income (loss)	597,713	(627,509)	(159,821)	(24,894)	(119,505)	(334,016)
Non-operating loss, net						(25,061)
Income tax expense						(75,191)
Share of results of equity investees						599
Net loss						(433,669)

	For the Three Months ended June 30, 2020
	Digital Entertainment	E- commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	383,946	443,035	11,687	43,366	-	882,034
Operating income (loss)	167,027	(344,842)	(99,227)	(13,393)	(82,373)	(372,808)
Non-operating income, net						7,612
Income tax expense						(27,821)
Share of results of equity investees						(518)
Net loss						(393,535)

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.